Exhibit 99.1

Inspira™ Terminates ATM Program and Provides an Update

Ra’anana, Israel, October 24, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) - (“Inspira Technologies” or “the Company”), a company dedicated to advancing acute respiratory care by enabling breathing without lungs, today announces the termination of its at-the-market (ATM) equity offering program originally announced on April 4, 2023, taking effect immediately.

Furthermore, Inspira Technologies wishes to assure stakeholders that its operations remain unaffected and uninterrupted by the ongoing war that started on October 7, 2023, involving the State of Israel (the “War”) and the terror organization Hamas. The Company expresses profound sorrow for the lives lost in the barbaric attack by Hamas and sends heartfelt wishes for a swift recovery of the maimed and prays for the safe return of the innocently abducted babies, children, women, men, and elderly held in captivity in the Gaza Strip. The Company’s workforce, customers, suppliers, and production facilities are currently insulated from the impact of the War.

About Inspira Technologies OXY BHN Ltd.

Inspira Technologies maintains a steadfast mission to revolutionize acute respiratory care through innovation. The Company’s primary objective is the development of medical technologies and products aimed at preventing the necessity of mechanical ventilation. Its flagship product, the INSPIRA ART500, is intricately designed to rapidly elevate blood oxygen saturation levels, all while keeping patients conscious and alert. Moreover, the Company is dedicated to providing advanced blood circulation technology and integrating AI-driven monitoring and analytics. These elements combine to create patient-centric, data-driven solutions, ultimately enhancing patient outcomes and optimizing hospital efficiency.

For more information, please visit: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only. They are subject to several factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that its operations are unaffected by the War. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the US Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager
Adi Shmueli

Inspira Technologies
info@inspirao2.com

MRK-ARS-072
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